September 22, 2006

Mr. Harvey Weiss
Chief Executive Officer
Fortress America Acquisition Corporation
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203

RE:     **Fortress America Acquisition Corporation**
        **Preliminary Proxy Statement on Schedule 14A**
        **Filed August 10, 2006**
        **Form 10-K for the period ending December 31, 2005**
        **File No. 0-51426**

Dear Mr. Weiss:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Other than page references to locations within the Preliminary Proxy, please supply all information currently missing but noted with place holders.

Questions and Answers About the Acquisition, page 4

2. Please include disclosure concerning the additional requirement that less than 20% of shareholders exercise their conversion rights within the discussion on page six contained under the question "What vote is required in order to approve the acquisition?"

Selected Historical and Pro Forma Combined Financial Information, page 16

3. Please revise your disclosure regarding FAAC on page 17 to eliminate the reference to revenue for each period. We note that interest income would not be classified as revenue in the financial statements of FAAC.

4. Please revise your pro forma statement of operations disclosures on page 18 to include earnings per share.

Forward Looking Statements, page 21

5. We note the risk factor included at the top of page 25 which states that one customer of TSS/Vortech comprised 78% of its revenue for the year ended December 31, 2005 and that such customer accounted for 49.1% and 20.3% of TSS/Vortech's revenues in 2004 and 2003 per your disclosure on page 80. We further note your disclosure on page 80 that "TSS/Vortech expects that it will not recognize significant revenues under these contracts after the first quarter of 2007." Please add the disclosure contained on page 80 noted above within the risk factor currently on page 25.

Background of the Acquisition, page 36

6. Please disclose whether Focus Enterprises is in any way an affiliate of FAAC, TSS/Vortech, or any of the affiliates, officers, directors, insiders or material shareholders of any of such entities. Provide similar disclosure with respect to Business Valuation Center.

7. Disclose when the target company characteristics set forth on pages 36-7 were established and by whom such characteristics were developed.

8. It appears that in late February of 2006, FAAC revised its offer to TSS/Vortech in response to TSS/Vortech's statement that they were going to accept a competing offer. Revise the disclosure to describe in more detail the terms and structure of the initial offer

made by FAAC, the revisions made by FAAC to the offer, and the additional adjustments made in the terms of the transaction that were ultimately agreed upon. In particular, discuss the process and factors which resulted in the consideration including cash, stock and debt components.

9. Briefly detail the reasons why the meetings between FAAC and the three major customers of TSS/Vortech were "successful."

10. We note the discussion on page 38 indicating that the Membership Interest Purchase Agreement originally executed on June 5, 2006, was amended twice. Please disclose the particular information/circumstances that caused or prompted such renegotiation. Please disclose the material changes that occurred in each amendment and the reasons therefore.

11. In connection with the preceding comment, please provide the Staff with a legal analysis as to the necessity and timing of filing a Form 8-K in connection with the July 31, 2006 amendment of the Membership Interest Purchase Agreement.

Fairness Opinion, page 42

12. We again note your disclosure on pages 25 and 80, concerning TSS/Vortech's dependence upon a single customer for the year ended December 31, 2005 and that TSS/Vortech expects that it will not recognize significant revenues from that customer after the first quarter of 2007. It would also appear from your discussion that two of the three valuation models used (Analysis of Comparables and Precedent Merger and Acquisition Analysis) do not take into account the termination of the revenue stream represented by the afore-mentioned customer and the third (Discounted Cash Flow Analysis) was calculated as of December 31, 2005, a point at which significant revenues could still be expected from the relevant contracts.

With respect to each of the models presented, please include disclosure as to the manner by which the cessation of such customer's contracts was taken into account and reflected in the resultant valuation.

Pro Forma Condensed Consolidated Financial Statements, page 59

13. The staff notes that situations in which it is appropriate to allocate the entire (or the bulk of the entire) purchase price to goodwill are rare. In addition, registrants are expected to rigorously support the fair value of any indefinite-lived identifiable intangible asset. We note your disclosure that a substantial portion of the excess purchase price will be

allocated to non-amortizable intangible assets.  As such, we presume that this conclusion is merely a function of the preliminary nature of the allocation and that prior to finalizing the allocation you will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141, regardless of whether they had been recorded in the financial statements of TSS/Vortech.  Consider the need to clarify or elaborate upon the disclosure in the second sentence of the third paragraph on this page.

14. We note your disclosure regarding pro forma adjustment (b) on page 66.  Please tell us why the average trading price of FAAC common stock for the 20 trading days prior to the public announcement was used to determine the value of the stock issued, as opposed to the market price for a reasonable period before and after the announcement date of the acquisition as required by paragraph 22 of SFAS 141.  Please clarify and revise your disclosures accordingly.

15. Please revise your disclosure to include the estimated direct costs of the proposed acquisition, if material.  See paragraph 24 of SFAS 141.

16. Refer to pro forma adjustments (e1) and (e2).  Tell us how the adjustment for increased salaries and consulting payments to be made to certain directors and increased compensation related to the grant of restricted shares to key employees is factually supportable and directly attributable to the acquisition.

17. We note your disclosure regarding pro forma adjustment (e2) on page 66.  Please tell us why you believe that it is appropriate to reverse the excess bonus payments, consulting fees and management fees paid to members in 2005.  Explain how these amounts are factually supportable, directly attributable to the proposed transaction and would be expected to have a continuing impact, and revise your disclosures as appropriate.

18. We note your disclosure on page 2 regarding the $5 million of additional common stock that may be issued to the founders of TSS/Vortech upon the achievement of specified stock price targets.  Please tell us how you intend to account for any such issuances in accordance with paragraphs 25-27 of SFAS 141, and revise your disclosures as appropriate.  Consider whether disclosures in MD&A may be required relating to the proposed accounting treatment for the contingent shares.

Information About TSS/Vortech, page 74

19. Please include the disclosure required by Item 402 of Reg. S-K for TSS/Vortech with respect to Mr. Rosato and Mr. Gallagher.

Management's Discussion and Analysis of Financial Condition and Results of Operation of TSS/Vortech, page 80

20. We again note your disclosure on page 80 that TSS/Vortech expects that it will not recognize significant revenues after the first quarter of 2007 under the contracts made with one customer that accounted for 78% of its revenue in FY2005.

Please consider providing an executive-level overview in order to discuss the events, trends, risks and uncertainties that management views as resulting from such an occurrence and the manner in which the termination of such contracts will affect the company's revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures. The overview should not simply be a repetition of the business description. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, which is to provide investors with information relevant to a material assessment of the financial condition and results of operations. This section must provide a narrative explanation of the company's financial statements so that investors may see the company through the eyes of management and be able to analyze the quality of, and potential variability of, the company's earnings and cash flow.

Consulting Agreement with Washington Capital Advisors, LLC, page 101

21. Describe the specific types of matters that Washington Capital Advisors, LLC will consult for FAAC on. In addition, disclose and discuss any affiliations by Washington Capital Advisors with and among FAAC, TSS/Vortech, and any affiliates, officers, directors, or material shareholders of such entities.

Financial Statements, page F-1

22. Please ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

23. We note that separate financial statements are provided for TSS/Vortech and predecessor entities for the years ended December 31, 2005, 2004 and 2003. Please consider combining the financial statements for each period into a single set of financial statements covering all three periods with a single set of footnotes.

24. Please explain to us why the 2004 financial statements consist solely of two divisions, Vortech and C2 Solutions, instead of the entire company, Vortech Consulting. We note that your presentation excludes S3 Integration. If Vortech Consulting is the entity that is to be acquired, it appears to the staff that financial statements of the entire entity should be presented. If one or more of the divisions or businesses were sold or discontinued, they should be presented as discontinued operations as contemplated by SFAS 144. Please revise to present financial statements for 2004 of Vortech Consulting (including all divisions).

25. Please explain to us how you determined which companies or entities were included or excluded from each year's combined financial statement presentation and reference the accounting literature that supports your position. Your explanation should include, but not necessarily be limited to, each of the following entities: CTS Services, CSI Engineering, S3 Integration, TELCO Systems, Chesapeake Tower Systems, J.E.T Facilities, G.R. Partners, TPR Group, and L.H. Cranston Acquisition Group. You have disclosed the percentage ownership held in each of these companies by Messrs. Rosato and Gallagher on pages 105-106, please identify any other owners and their percentage ownership of these companies where applicable, e.g., Mr. Rosato and Mr. Gallagher each own 15% of S3 Integration, who owns the remaining 70%?.

26. We note that there currently appear to be two distinct operating divisions of TSS/Vortech. Please tell us how you evaluated the requirements of SFAS 131 to determine whether segment disclosures were required. Revise your disclosures as appropriate.

27. We note that the audit report for each set of financial statements was issued by a PCAOB-registered independent accountant, but the audit reports do not reference the standards of the PCAOB. Please advise your auditor to revise the reports accordingly or tell us why no revision is required. Refer to PCAOB Auditing Standard No.1.

Note 10 – Related Party Transactions, page F-33

28. Please revise your disclosure to include the nature of each related party relationship as required by paragraph 2 of SFAS 57, similar to your disclosures on pages 105-106.

29. We note your disclosure on page 105 regarding the $350,000 promissory note to S3 that be cancelled by TSS upon the closing of the acquisition. Please tell us how this amount is recorded in the financial statements of TSS/Vortech and revise your disclosures accordingly. Also, revise your disclosures to include the transactions with Automotive Technologies, Inc. disclosed on page 106.

Fortress America Acquisition Corporation financial statements, page F-44

30. We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

31. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

32. Please revise the financial statements to disclose the material terms of the proposed business combination with TSS/Vortech. Also, we note your disclosure on page 94 regarding the finders fee of $750,000 payable upon the closing of the proposed acquisition. Please revise your disclosure to include the material terms of this commitment.

## 1934 Act Periodic Reports

33. We note your disclosure that your "chief executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

34. To the extent that the financial statements are restated in response to the comments noted above, please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

## Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with

Harvey Weiss
Fortress America Acquisition Corporation
September 22, 2006
Page 9

your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.  Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,


John Reynolds
Assistant Director


cc:    James J. Maiwurm (by facsimile)
       (703) 720-7801